Public

15045874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 51037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleary Gull Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Wisconsin Avenue, Suite 2400
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Braun, CFO (414) 291-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue, Suite 2100 (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleary Gull Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA E BELL
Notary Public
State of Wisconsin

Rebecca E Bell exp 4-16-18
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

Cleary Gull Inc.

December 31, 2014

(Available for Public Inspection)

Contents

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
100 E. Wisconsin Avenue, Suite 2100
Milwaukee, WI 53202-4169

T 414.289.8200
F 414.289.9910
www.GrantThornton.com

Board of Directors and Shareholders
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cleary Gull Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Grant Thornton LLP

Milwaukee, Wisconsin
February 23, 2015

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS

Cash and cash equivalents	$	2,658,320
Advisory fees and other receivables		23,298
Receivable from clearing broker		26,444
Deposit with clearing broker		100,000
Other assets		212,869
Total assets	$	3,020,931

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	532,460
Total liabilities		532,460
STOCKHOLDER'S EQUITY:		
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		900,000
Retained earnings		1,588,470
Total stockholder's equity		2,488,471
Total liabilities and stockholder's equity	$	3,020,931

The accompanying notes to statement of financial condition are an integral part of this statement.

CLEARY GULL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2014

NOTE A - ORGANIZATION

Cleary Gull Inc. (the "Company"), a Delaware corporation and a wholly-owned subsidiary of Cleary Gull Holdings Inc. ("Holdings"), is a financial services firm located in Wisconsin that provides investment management and investment consulting services to individuals, foundations, retirement plans and corporations and provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and registered with the Securities and Exchange Commission ("SEC") as an investment advisor and introducing broker-dealer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. **Cash and Cash Equivalents**

The Company considers cash and cash equivalents to include those investments with original maturities of 90 days or less. The cash balance includes money market funds held at RBC Capital Markets, LLC ("Clearing Broker") and other investment accounts.

The Company maintains cash balances which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

3. **Receivables**

Receivables primarily represent amounts due from Investment Banking clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2014, there was no allowance for uncollectible accounts.

4. **Income Taxes**

The Company has elected, for federal and state income tax purposes, to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of its parent company, Cleary Gull Holdings Inc.

NOTE C - COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions for customers on a fully-disclosed basis with the Clearing Broker. In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2014, there were no amounts to be indemnified to the Clearing Broker for these customer transactions. The Company maintains a $100,000 deposit with the Clearing Broker and grants the Clearing Broker a continuing security interest and general lien upon the deposit in the event of a claim associated with customers' transactions. The Clearing Broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its Clearing Broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

The Company occupies office space and is allocated rent expense in accordance with an Operating Agreement with Holdings which includes a commitment to lease office space through April 30, 2021 with the right to renew through April 30, 2026. See Note E - Related Party Transactions. The Company also leases certain equipment.

Estimated future minimum office and equipment lease payments are as follows:

2015	$ 262,000
2016	253,000
2017	256,000
2018	260,000
2019	264,000
Thereafter	358,000
Total	$ 1,653,000

The Company is also responsible for its pro-rata share of operating expenses of the building in which it rents space.

Many aspects of the Company's business involve substantial risks of liability. The Company recognizes liabilities for contingencies that, when fully analyzed, indicate it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss. In the opinion of management, after consultation with counsel and given currently available information, the likelihood of an adverse contingency determination that would have a materially adverse effect on the Company's financial position or results of operation is remote. Management's assessment of contingencies is subject to change which may result in a material effect on the results of operations in a future period.

CLEARY GULL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2014

NOTE D - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, the "Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $5,000; or 6-2/3 % of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. As of December 31, 2014, the Company had regulatory net capital and net capital requirements of $2,248,728 and $35,497, respectively, and its ratio of aggregate indebtedness to net capital was 1.24 to 1.

NOTE E - RELATED PARTY TRANSACTIONS

Cleary Gull Advisors Inc. ("CGA") is a wholly-owned subsidiary of Holdings. CGA and the Company share certain expenses in accordance with an Operating Agreement. CGA provides advice on investment policy development, asset allocation strategy, investment manager and mutual fund due diligence evaluation, selection and monitoring to the Company. The Company provides operational support (client reporting services and trading) and administration services and compliance services to CGA.

Under an agreement between the Company and Holdings, the Company occupies a portion of office space leased by Holdings. Under this agreement, Holdings may purchase leasehold improvements, property and equipment and insurance for the benefit of the Company and its affiliate. The Company provides administration services to Holdings.

As of December 31, 2014, $31,687 was payable to CGA. This amount is recorded within accounts payable and accrued expenses.

NOTE F - EMPLOYEE BENEFIT PLAN

Holdings sponsors a defined-contribution savings plan covering substantially all employees of both operating companies, Cleary Gull Inc. and CGA. The Plan is designated to qualify under Internal Revenue Code Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows participant contributions on a pretax basis. The Plan provides for a Company match of employee contributions on a percentage determined by the Company each year. The Company profit sharing contributions are discretionary.

NOTE G - UNCERTAIN TAX POSITIONS

In September 2009, the Financial Accounting Standards Board issued guidance on accounting for uncertain tax positions and the disclosure requirements for nonpublic entities. Nonpublic entities are required to disclose information concerning tax positions for which a material change in the unrecognized tax benefit / liability is reasonably possible in the next 12 months, the total amount of interest and penalties recognized in the statement of operation and in the statement of financial condition, and open tax years by major jurisdiction.

The Company has elected for federal income tax purposes to be treated as a Qualified Subchapter S Subsidiary (QSub) of Cleary Gull Holdings Inc. As such, the Company's taxable income is included in the tax return of its parent, Cleary Gull Holdings Inc. The parent has appropriately elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code. As such, the taxable income of the parent (as well as the QSub) is not taxed at the entity level but is instead taxed at the shareholder level after the income has flowed through from the S-Corporation to its owners. States, generally, accept the S-Corporation tax treatment established at the federal level for income tax purposes.

Uncertain tax positions are assessed for open tax years at a state (2010 and later) and federal (2011 and later) level, based on the likelihood of sustainability of the positions taken. The Company believes that it is not exposed to significant risk with regards to uncertain tax positions.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2014 financial statements for subsequent events through February 23, 2015, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.